

Mail Stop 3561

August 25, 2016

Ms. Soho Hamdan
President, Chief Executive Officer and Chief Financial Officer
OnePower Systems Ltd.
Ain El-Mraisseh
73 Bliss Street, Qoreitem Bldg, 3rd Floor
Beirut, Lebanon

> **Re: OnePower Systems Ltd.**
> **Form 10-K for the Fiscal Year Ended November 30, 2015**
> **Filed March 2, 2016**
> **Amendment 1 to Form 10-K for the Fiscal Year Ended November 30, 2015**
> **Filed August 22, 2016**
> **File No. 333-185176**

Dear Ms. Hamdan:

We have reviewed your August 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2016 letter.

Form 10-K for the Fiscal Year Ended November 30, 2015

Financial Statements, page 11

1. We have reviewed your response to comment 1 and Amendment 1 of Form 10-K filed on August 22, 2016. Your response states that audit opinions for both years are presented in the amended Form 10-K; however, you did not present an audit report for the year ended November 30, 2014. The inclusion of a letter from your former auditor, Kyle L. Tingle, CPA, LLC, consenting to the inclusion of his audit report does not satisfy the requirements of Rules 2-02 and 8-02 of Regulation S-X. Please amend your filing to provide audit opinions for both years presented in your financial statements.

Amendment #1 to Form 10-K for the Fiscal Year Ended November 30, 2015

Report of Independent Registered Public Accounting Firm, page F-1

2. We note that the date of the audit report issued by K.R. Margetson Ltd. for the year ended November 30, 2015 changed from February 29, 2016 to August 18, 2016. Please confirm to us that K.R. Margetson Ltd. issued you a new opinion dated August 18, 2016, and briefly tell us why the opinion date was revised.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products